SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)1


                                   ECOGEN INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   278864-20-2
                                 (CUSIP Number)

                                Emanuel J. Adler
                              Tenzer Greenblatt LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5565
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                  June 16, 1997
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 8 Pages)



----------------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                         -----------------
CUSIP NO. 238864-20-2                                         Page 2 of 8 Pages
---------------------                                         -----------------
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          MOSES MARX

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

--------------------------------------------------------------------------------

                    7    SOLE VOTING POWER

    NUMBER OF                 433,500
      SHARES
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH
    REPORTING                  ----
      PERSON
       WITH         ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              433,500

                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              ----

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          433,500

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 8 Pages

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 278864-20-2                                         Page 3 of 8 Pages
---------------------                                         ------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          UNITED EQUITIES (COMMODITIES) COMPANY


--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) |_|

                                                                         (b) |X|

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF                 433,500
      SHARES
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH
    REPORTING                 ----
      PERSON
       WITH         ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                              433,500

                   -------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                              ----

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          433,500

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

          PN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                Page 3 of 8 Pages

Item 1.   Security and Issuer.

          This statement relates to shares of Common Stock, par value $.01 per share ("Shares"), of Ecogen Inc. (the "Company"). The principal executive offices of the Company are located at 2005 Cabot Boulevard West, Langhorne, Pennsylvania 19047.


Item 2.   Identity and Background

          (a) Pursuant to Rule 13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Schedule 13D is being filed by Moses Marx, an individual, and United Equities (Commodities) Company, a partnership ("United Equities Commodities"). The individual and entity hereinabove set forth are collectively called the "Reporting Persons".

          (b) - (c)

          Moses Marx

          Mr. Marx is principally employed as a securities broker. Mr. Marx conducts his securities brokerage business in United Equities Company, a partnership ("United Equities"). The principal business address of each of Mr. Marx and United Equities is 160 Broadway, New York, New York 10038.

          United Equities Commodities

          United Equities Commodities is an investment partnership. The principal business address of United Equities Commodities is 160 Broadway, New York, New York 10038. Pursuant to Instruction C to
          Schedule 13D, the general partners of United Equities Commodities are Moses Marx, who has a 99% equity interest in United Equities Commodities, and Philippe Katz and Dr. Joseph M. Fink, each of whom has a .5% equity interest in United Equities Commodities. Mr. Marx' principal employment is as set forth above. Mr. Katz is principally employed as a securities broker. Mr. Katz conducts his securities brokerage business in United Equities. The principal business address of Mr. Katz is 160 Broadway, New York, New York 10038. Dr. Fink's business address is 501 Madison Avenue, New York, New York 10022. Dr. Fink is principally employed as a periodontist.

          (d) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).



                                Page 4 of 8 Pages

          (e) To the best knowledge of the Reporting Persons, during the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

          (f) Mr. Marx is a citizen of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

          The source and amount of the funds used by the Reporting Persons to purchase the shares of Common Stock reported in Item 5(c) are as follows:

     Reporting Person    Number of Shares    Amount of Funds    Source of Funds

     Moses Marx               --                    --                 --
     United Equities        58,500               $203,000        Working Capital
       Commodities


Item 4.   Purpose of Transaction.

          The Reporting Persons acquired the Common Stock of the Company reported herein as being owned by them for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional shares of Common Stock of the Company in the open market or in private transactions, or may dispose of all or a portion of the shares of Common Stock of the Company that they now own or hereafter may acquire. Although the Reporting Persons do not at this time have any specific plans or proposals with respect to the following actions, if they were to determine that the best interests of the stockholders of the Company would be served by doing so, they may make proposals to the Company or its stockholders that relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, seeking board representation. Additionally, the Reporting Persons held discussions with management of the Company on June 20, 1997 with respect to the possibility that the Reporting Persons may provide financing to the Company. No agreements or arrangements have been made in such regard as of the date hereof.



                                Page 5 of 8 Pages

Item 5.   Interest in Securities of the Issuer.

          (a) - (b)

          According to the Company's Form 10-Q for the Quarter Ended January, 31, 1997, there were, as of March 1, 1997, 7,880,169 shares of Common Stock of the Company issued and outstanding.

          Moses Marx. Mr. Marx beneficially owns 433,500 shares of Common Stock, comprising 5.5% of the issued and outstanding shares of the Common Stock. With respect to the shares described herein, Mr. Marx may be deemed to be a beneficial owner by virtue of his being the only person in a position to determine the investment and voting decisions of United Equities Commodities with respect to such shares.

          Mr. Marx, through United Equities Commodities, has sole power to vote and dispose of all such shares.

          United Equities Commodities. United Equities Commodities owns 433,500 shares of Common Stock, comprising 5.5% of the issued and outstanding shares of the Common Stock.

          United Equities Commodities has sole power to vote and dispose of all such shares.

          Philippe D. Katz, a .5% partner in United Equities Commodities, beneficially owns 3,000 shares of Common Stock, comprising 0.038% of the issued and outstanding shares of the Common Stock. The Reporting Persons specifically disclaim beneficial ownership of the shares of Common Stock owned by Mr. Katz and disclaim membership in a Group.

          (c) During the last 60 days, United Equities Commodities has made the following open market purchases of shares of Common Stock on the NASDAQ Small-Cap Market:

                                      Number of            Price
              Date                Shares Purchased       Per Share
              ----                ----------------       ---------

             06/10/97                 12,000              $3.8125
             06/16/97                  7,000               3.3750
             06/16/97                  5,000               3.2500
             06/17/97                 14,000               3.4375
             06/18/97                  3,000               3.375
             06/18/97                  1,000               3.4375
             06/19/97                  7,000               3.375
             06/20/97                  2,000               3.375
             06/23/97                  7,500               3.375


                                Page 6 of 8 Pages

          (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons.

          (e) It is inapplicable for the purposes hereof to state the date on which the Reporting Persons ceased to be the owners of more than five percent of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Except as set forth in this Item 6 and elsewhere in this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

          None.



                                Page 7 of 8 Pages

                                    SIGNATURE



     After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 1997


                                        /s/ Moses Marx
                                        ---------------------------------------
                                        MOSES MARX



                                        UNITED EQUITIES (COMMODITIES) COMPANY


                                        By: /s/ Moses Marx
                                        ---------------------------------------
                                            Moses Marx, General Partner



                                Page 8 of 8 Pages